                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     ------------


                                     SCHEDULE 13D
                                    (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                                 PURSUANT TO 13d-2(b)

                                (AMENDMENT NO. __)(1)

                           MICROCIDE PHARMACEUTICALS, INC.
                           -------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                     595018 10 2
                                     ------------
                                    (CUSIP Number)

                                   Marc Schneidman
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (415) 288-2396
                     --------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 8, 1998
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

           NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 8 Pages)

------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------              ---------------------------------
CUSIP NO. 595018 10 2               13D                 Page 2 of 8 Pages
--------------------------------              ---------------------------------

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       BIOTECHNOLOGY VALUE FUND, L.P.
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /x/  (b) / /
--------------------------------------------------------------------------------
       3       SEC USE ONLY
--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      / /
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
              NUMBER                        7     SOLE VOTING POWER
                OF                                         -0-
              SHARES                       -------------------------------------
            BENEFICIALLY                    8     SHARED VOTING POWER
             OWNED BY                                      659,100
            REPORTING                      -------------------------------------
             PERSON                         9     SOLE DISPOSITIVE POWER
              WITH                                         -0-
                                           -------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           659,100
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                       659,100
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                       6.0%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                       PN
--------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------              ---------------------------------
CUSIP NO. 595018 10 2               13D                 Page 3 of 8 Pages
--------------------------------              ---------------------------------

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       BVF PARTNERS L.P.
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /x/  (b) / /
--------------------------------------------------------------------------------
       3       SEC USE ONLY
--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      / /
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
--------------------------------------------------------------------------------
               NUMBER                           7     SOLE VOTING POWER
                 OF                                          -0-
              SHARES                          ----------------------------------
            BENEFICIALLY                        8     SHARED VOTING POWER
              OWNED BY                                       1,428,400
             REPORTING                        ----------------------------------
               PERSON                           9     SOLE DISPOSITIVE POWER
                WITH                                         -0-
                                              ----------------------------------
                                               10     SHARED DISPOSITIVE POWER
                                                             1,428,400
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                       1,428,400
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                       13.0%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                       PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------              ---------------------------------
CUSIP NO. 595018 10 2               13D                 Page 4 of 8 Pages
--------------------------------              ---------------------------------
--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    BVF INC.
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /x/ (b) / /
--------------------------------------------------------------------------------
       3       SEC USE ONLY
--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      / /
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
--------------------------------------------------------------------------------
                        NUMBER           7     SOLE VOTING POWER
                          OF                       -0-
                        SHARES         -----------------------------------------
                     BENEFICIALLY        8     SHARED VOTING POWER
                       OWNED BY                    1,428,400
                       REPORTING       ----------------------------------------
                        PERSON          9     SOLE DISPOSITIVE POWER
                         WITH                      -0-
                                       -----------------------------------------
                                       10     SHARED DISPOSITIVE POWER
                                                   1,428,400
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                       1,428,400
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
               CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                       13.0%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                       IA, CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------              ---------------------------------
CUSIP NO. 595018 10 2               13D                 Page 5 of 8 Pages
--------------------------------              ---------------------------------

ITEM 1.    SECURITY AND ISSUER.

       This Statement on Schedule 13D (this "Statement") relates to the Common Stock, no par value (the "Stock"), of Microcide Pharmaceuticals, Inc., a Delaware corporation ("Microcide"). The principal executive office of Microcide is located at 850 Maude Avenue, Mountain View, California 94043.

ITEM 2.    IDENTITY AND BACKGROUND.

       The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

       (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

       (b) The business address of BVF and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

       (c) Partners is the general partner of BVF, which is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

       (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

       (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)   Lampert is a citizen of the United States of America.

--------------------------------              ---------------------------------
CUSIP NO. 595018 10 2               13D                 Page 6 of 8 Pages
--------------------------------              ---------------------------------


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Since July 6, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 69,500 shares of the Stock for an aggregate consideration of $390,446.80, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 181,600 shares of the Stock for an aggregate consideration of $1,042,914.68, utilizing funds under management by Partners pursuant to investment manager agreements between Partners and such managed accounts.

ITEM 4.      PURPOSE OF TRANSACTIONS.

       The external environment for small, quality biotechnology companies is undergoing a period of rapid and profound change. The convergence of a depressed equity market, the possible slowing pace of a corporate partnering activity, and escalating cash burn rates could produce an industry shake-out in which financially conservative companies prosper and financially weak companies falter. This changing environment may call for managements and Boards to husband capital by significantly reducing cash burn rates and to otherwise alter preconceived business plans. If managed pro-actively and intelligently, this period could yield attractive returns for shareholders. However, the consequences of complacency and the potential for irreparable missteps are great. BVF may seek to work with company managements, Boards and shareholders to maximize shareholder value and, specifically, to protect the substantial value of funded, partnered programs from unnecessary dilution. BVF IS AMENDING ALL ITS 13-D FILINGS WITH THIS NOTICE.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

       (a) BVF beneficially owns 659,100 shares of the Stock, Partners beneficially owns 1,428,400 shares of the Stock, and BVF Inc. beneficially owns 1,428,400 shares of the Stock, approximately 6.0%, 13.0% and 13.0%, respectively, of the aggregate number of shares outstanding as of July 31, 1998 (as reported in Microcide's most recent quarterly statement on Form 10-Q).

       (b) BVF shares voting and dispositive power over the 659,100 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,428,400 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a

--------------------------------              ---------------------------------
CUSIP NO. 595018 10 2               13D                 Page 7 of 8 Pages
--------------------------------              ---------------------------------

Cayman Islands Corporation ("BVF Ltd.").   ILL10, Palamundo, ZPG and BVF Ltd.
are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is c/o BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

       (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

       (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Partners is the general partner of BVF pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF in the Stock and to vote and dispose of the Stock. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Stock and to vote and dispose of the Stock. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit A - Agreement Regarding Joint Filing

       Exhibit B - Transactions in the Stock by the Reporting Persons during the past 60 days.

--------------------------------              ---------------------------------
CUSIP NO. 595018 10 2               13D                 Page 8 of 8 Pages
--------------------------------              ---------------------------------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1998

       BIOTECHNOLOGY VALUE FUND, L.P.

       By:   BVF Partners L.P., its general partner

             By:     BVF Inc., its general partner


                By:    /s/ Mark N. Lampert
                     -----------------------
                     Mark N. Lampert
                     President

       BVF PARTNERS L.P.

       By: BVF Inc., its general partner


           By:    /s/ Mark N. Lampert
                ---------------------------
                Mark N. Lampert
                President

       BVF INC.


       By:   /s/ Mark N. Lampert
           ---------------------------------
           Mark N. Lampert
           President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


       The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  September 8, 1998

       BIOTECHNOLOGY VALUE FUND, L.P.

       By: BVF Partners L.P., its general partner

           By:  BVF Inc., its general partner


                By:    /s/ Mark N. Lampert
                     -----------------------
                     Mark N. Lampert
                     President

       BVF PARTNERS L.P.

       By: BVF Inc., its general partner


           By:    /s/ Mark N. Lampert
                ----------------------------
                Mark N. Lampert
                President

       BVF INC.


       By:   /s/ Mark N. Lampert
           ---------------------------------
           Mark N. Lampert
           President

                                      EXHIBIT B

                 TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                               DURING THE PAST 60 DAYS

--------------------------------------------------------------------------------------------
  SETTLEMENT                FOR THE                      PRICE PER
    DATE         BY        ACCOUNT OF       QUANTITY       SHARE    TYPE OF TRADE   BROKER
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
 07/07/98      Partners    BVF Ltd.            6,300      $6.6250    Purchase        INET
--------------------------------------------------------------------------------------------
 07/08/98      Partners    BVF Ltd.            9,800      $6.7105    Purchase        INET
--------------------------------------------------------------------------------------------
 07/09/98      Partners    BVF Ltd.           10,000      $6.6250    Purchase        MLCO
--------------------------------------------------------------------------------------------
 07/09/98      Partners    BVF                 8,000      $6.6319    Purchase        INET
--------------------------------------------------------------------------------------------
 07/09/98      Partners    BVF Ltd.           10,000      $6.6319    Purchase        INET
--------------------------------------------------------------------------------------------
 07/10/98      Partners    BVF Ltd.           15,000      $6.5000    Purchase        MLCO
--------------------------------------------------------------------------------------------
 07/13/98      Partners    BVF Ltd.            1,000      $6.6875    Purchase        INET
--------------------------------------------------------------------------------------------
 07/14/98      Partners    BVF                 8,000      $6.4852    Purchase        INET
--------------------------------------------------------------------------------------------
 07/14/98      Partners    ILL10                 900      $6.4852    Purchase        INET
--------------------------------------------------------------------------------------------
 07/14/98      Partners    BVF Ltd.            8,000      $6.4852    Purchase        INET
--------------------------------------------------------------------------------------------
 07/17/98      Partners    BVF Ltd.            1,000      $5.8750    Purchase        INET
--------------------------------------------------------------------------------------------
 07/21/98      Partners    BVF Ltd.            4,500      $6.0000    Purchase        INET
--------------------------------------------------------------------------------------------
 07/31/98      Partners    BVF                 1,000      $5.7500    Purchase        INET
--------------------------------------------------------------------------------------------
 08/03/98      Partners    BVF                10,000      $5.6250    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/03/98      Partners    BVF Ltd.           20,000      $5.6250    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/07/98      Partners    BVF                 4,000      $5.1250    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/07/98      Partners    ILL10                 800      $5.1250    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/07/98      Partners    BVF Ltd.            5,200      $5.1250    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/20/98      Partners    BVF                 8,000      $5.3750    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/20/98      Partners    BVF Ltd.           12,000      $5.3750    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/24/98      Partners    BVF Ltd.           19,500      $5.3750    Purchase        BTAB
--------------------------------------------------------------------------------------------
 08/25/98      Partners    BVF                 2,500      $5.3750    Purchase        MLCO
--------------------------------------------------------------------------------------------
 08/25/98      Partners    BVF Ltd.            2,500      $5.3750    Purchase        MLCO
--------------------------------------------------------------------------------------------
 08/26/98      Partners    BVF                 5,000      $5.0625    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/26/98      Partners    PAL                 2,000      $5.0625    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/26/98      Partners    BVF Ltd.           23,000      $5.0625    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/28/98      Partners    BVF                23,000      $5.2500    Purchase        COWN
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
  SETTLEMENT                FOR THE                      PRICE PER
    DATE         BY        ACCOUNT OF       QUANTITY       SHARE    TYPE OF TRADE   BROKER
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
 08/28/98      Partners    ILL10               2,800      $5.2500    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/28/98      Partners    PAL                 1,750      $5.2500    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/28/98      Partners    ZPG                 1,250      $5.2500    Purchase        COWN
--------------------------------------------------------------------------------------------
 08/28/98      Partners    BVF Ltd.           21,200      $5.2500    Purchase        COWN
--------------------------------------------------------------------------------------------
 09/03/98      Partners    BVF Ltd.            3,100      $4.0000    Purchase        INET
--------------------------------------------------------------------------------------------

BTAB      =         BT Alex Brown
COWN      =         Cowen & Co.
INET      =         Instinet
MLCO      =         Merrill Lynch & Co.